

Mail Stop 6010

August 27, 2008

VIA U.S. MAIL AND FAX (852)-2546-6878

Mr. Bondy Tan
Chief Executive Officer
Lightscape Technologies, Inc.
3/F., 80 Gloucester Road,
Wanchai, Hong Kong

> **Re: Lightscape Technologies, Inc.**
> **Form 10-KSB for the year ended March 31, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 000-30299**

Dear Mr. Tan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2008

Description of Business, page 3

LED Outdoor Advertising Business, page 3

1.   We see that on February 12, 2008 you entered into a joint venture agreement with Beijing Xintong Media & Cultural Development Co. Ltd. ("BX") to build an LED outdoor advertising network in the People's Republic of China (the "PRC" or "China").   We also see that pursuant to the terms of the joint venture agreement

- the joint venture company will be named Beijing Xintong New Vision Media Advertising Co. Ltd. ("BXNV");
- you agreed to contribute to BXNV cash and an LED billboard for the joint venture's initial installation within ninety business days of signing the agreement; and
- in exchange for these contributions you will obtain a 50.1% ownership of BXNV, with the remaining 49.9% to be held by BX.

Please tell us and revise future filings to disclose how you will account for and present all material aspects of this joint venture, including its formation and your post-formation interest therein.

Management's Discussion and Analysis or Plan of Operation, page 27

2.   Please provide a more detailed discussion about the reasons for changes in your results of operations as well as other financial statement line items in your future filings. For example, you explained the decrease in net revenues (for the year ended March 31, 2008) is primarily attributable to the decrease in sales and contract revenue of LED solutions by Lightscape Macau and Lightscape Greater China and the decrease in sales of lighting source products by subsidiary Beijing Illumination. Your explanation about the decrease in revenues is too general to be helpful to the readers of your financial statements. Please note that the objective of Management's Discussion and Analysis is to enable investors and other users to see the company through eyes of management to provide information about the quality and potential variability of a company's earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

3.   We see that during the year ended March 31, 2008, in order to more effectively utilize the financial and other resources within other business units you decided to exit the energy-savings solutions business and accounted for the exit as discontinued operations under the provisions of SFAS 144. Management's Discussion and Analysis should include disclosure of known trends, events, and uncertainties involving discontinued operations that may materially affect your liquidity, financial condition, and results of operations (including net income) between the date when a component of an entity is classified as discontinued and the date when the risks of those operations will be transferred or otherwise terminated. Disclosure should include discussion of the impact on the Company's liquidity, financial condition, and results of operations of changes in the plan of disposal or changes in circumstances related to the plan. Also, MD&A should describe how cash flows from discontinued operations are reported in the cash flow statements and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources. Refer to SAB Topic 5.Z. and revise future filings as necessary based on our comment.

Financial Statements, page 36

Consolidated Statements of (Operations) Income, page 42

4.   We see that for the year ended March 31, 2008 you presented a loss on disposal of plant and equipment, an impairment loss on intangible assets and an impairment of goodwill as components of non-operating losses. Please tell us why you believe your current presentation of the items as non-operating is appropriate. Please note the guidance at paragraph 25 of SFAS 144, SFAS 142 or other applicable U.S. GAAP when preparing your response to our comment.

Consolidated Statements of Shareholders' Equity and Comprehensive (Loss) Income, page 44

5.   Please disclose a total amount for comprehensive income (or loss) for each period presented in your future filings as required by paragraph 14 of SFAS 130.

Note 8. Goodwill and Intangible Assets, Net, page 57

6.   We note you used a report from an independent third party valuator to assist in the valuation of intangible assets written down during the year ended March 31, 2008. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (management) may elect to take full responsibility for valuing the assets and

the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 9. Redemption of Convertible Notes, page 59

7.   We see that on August 20, 2007 you completed a convertible note redemption transaction and in connection therewith you recorded the intrinsic value of $1,647,273 of the beneficial conversion feature at the redemption date as an adjustment within stockholders' equity. Please specifically address the U.S. GAAP that supports the referenced accounting. Specifically tell us your consideration of how the guidance at paragraph 21 of EITF 00-27 impacts your required accounting for the referenced transaction.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jay Webb, Staff Accountant, at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3554.

Sincerely,

Angela Crane
Accounting Branch Chief